st.george

07021586

St.George Bank Limited
ABN 92 055 513 070

Group Secretariat
Level 15
182 George Street
Sydney NSW 2000

Postal Address:
PO Box R221
Royal Exchange NSW 1225

Telephone: 612 9236 1469
Facsimile: 612 9236 1899
Email: bowanm@stgeorge.com.au

1 March 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
100 F Street, NE
Washington, DC, 20549
U.S.A.

Attention: SEC Filing Desk

SUPPL

Dear Sir

St.George Bank Limited: 12g3-2(b) Information - File No.82-3809

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that St.George Bank Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") or the Australian Securities and Investments Commission (the "ASIC") since May 16, 2002, the date of the Company's application for reinstatement of the exemption from Rule 12g3-2(b) of the Exchange Act:

- High Court Decision on St.George Bank Sell Back Rights; and
- Appointment of New Director.

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at 612 9236 1205.

Yours sincerely

Michael Bowan
General Counsel and Secretary

PROCESSED
MAR 09 2007
THOMSON
FINANCIAL

st.george

news release

22 February 2007

High Court Decision on St.George Bank Sell Back Rights

In February 2001, St.George granted 'Sell Back Rights' to its shareholders to effect an off-market buy-back of its ordinary shares. The Australian Taxation Office (ATO) subsequently issued a Class Ruling saying that shareholders who received Sell Back Rights would be liable to income tax on the market value of the Sell Back Rights. St.George disagreed with the ATO Class Ruling, and funded litigation on behalf of affected shareholders to challenge the Class Ruling.

St.George was successful before the Federal Court of Australia and, following an appeal by the ATO, was also successful before the Full Federal Court. The High Court heard a further appeal by the ATO on 14 June 2006.

Today the High Court has allowed the ATO's appeal. It has held that participating St.George shareholders should be taxed on the value of the sell-back rights granted to them in the 2001 year of income. The value of the sell-back rights ($1.89 per sell-back right) is regarded as ordinary income. This is the final decision in relation to this matter.

At the time the ATO issued its Class Ruling, St.George advised shareholders to act in accordance with the Ruling, by including the market value of the sell-back rights as assessable income in their 2001 income tax return, pending a final court decision. If shareholders followed that advice, they would not be required to do anything further as a result of the High Court's decision today.

Although disappointed with the ultimate outcome of this case, St George is pleased that it defended the interests of shareholders throughout these proceedings.

Shareholders should direct their enquiries to the ATO on telephone 13 28 61. **The ATO will also be establishing a page on its website (www.ato.gov.au) in relation to the High Court's decision.**

Ends...

Media contact:

Jeremy Griffith
St.George Corporate Relations
02 9236 1328 or 0411 259 432

st.george

news release

27 February 2007

Rick Holliday-Smith appointed Non-Executive Director of St.George Bank Limited

The Chairman of St.George Bank Limited John Thame is pleased to announce the appointment today of Mr Roderic (Rick) Holliday-Smith as a non-executive director to the Board of the Bank.

Mr Holliday-Smith is also the Chairman of Snowy Hydro Limited, and a director of ASX Limited, Cochlear Limited and Servcorp Limited.

Mr Holliday-Smith holds a Bachelor of Arts degree (Hons 1) in Economics and Finance from Macquarie University, Sydney. He is a Fellow of the Australian Institute of Company Directors.

His career in the banking and financial services industry spans over 35 years in Australia and overseas at both the highest levels of management and directorship of major organisations. He is 57 years old.

"I am delighted that Rick, with his breadth of experience and talent, is joining St.George. His contribution will be very valuable," Mr Thame said.

Mr Holliday-Smith said; "St.George is a very successful and vibrant organisation. I look forward to joining the Group and making a significant contribution."

Mr Holliday-Smith's appointment to the Board of the Bank will be effective from 27 February 2007 and, as required by the Bank's Constitution, his election by shareholders will be proposed at the Bank's 2007 Annual General Meeting.

Ends .....

For more information please contact:

Jeremy Griffith
Corporate Relations
02 9236 1328 or 0411 259 432

END